COMMENTS RECEIVED ON 02/13/2024

FROM KIM MCMANUS

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Hedged Equity ETF, Fidelity Dynamic Buffered Equity ETF, and Fidelity Yield Enhanced Equity ETF

POST-EFFECTIVE AMENDMENT NO. 9 & 11

1.

Fidelity Dynamic Buffered Equity ETF and Fidelity Yield Enhanced Equity ETF

C:

The Staff noted the fund names identified in the cover letter are different from those in the filing and asked that we confirm the fund names in the prospectus are correct.

R:

The fund names in the prospectus are correct.

2.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the name test. If net, then, if the fund can borrow, the Staff notes we must also include “plus any borrowings for investment purposes” when referring to net assets.

R:

The funds use the definition of “assets” set forth in Rule 35d-1 for purposes of their 80% policies and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF and thus decrease the ETF’s net asset value to the extent not off-set by a transaction fee payable buy an authorized participant.

R:

We believe that the ETF’s principal investment risks are appropriately disclosed in accordance with

Form N-1A. It is not anticipated that purchases and redemptions of creation units will be primarily in cash but rather through in-kind delivery of portfolio securities. Accordingly, we have not included the requested disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we confirm if any of the ETFs invest in instruments traded outside of a collateralized settlement system. If yes, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that to the extent those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note this could in turn lead to differences between the market price of the ETF shares and the underlying value of those shares.

R:

The securities underlying the ETFs are expected to be traded inside a collateralized settlement system. Accordingly, we have not modified the disclosure.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If a fund intends to invest in emerging markets securities, the Staff requests we add appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of each fund. As a result, each fund believes the current strategy and risk disclosure is appropriate.

6.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that if acquired fund fees and expenses are greater than 0.01%, that we will include a AFFE line on the fee table. The Staff also requests we confirm there are no reimbursement or recoupment arrangements.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of the fund’s average net assets; however, to the extent AFFE is greater than 0.01% we would include an AFFE line on the fee table. Each fund does not currently have a fee waiver or expense reimbursement.

7.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we revise the first sentence to address the fund’s ability to concentrate in any particular industry “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

8.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we clarify in disclosure that each fund will consider the investments of its underlying investment companies when determining fund compliance with its concentration policies.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.

Attachment 1

Fidelity Hedged Equity ETF

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.48%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.04%A
Total annual operating expenses	0.52%
Fee waiver and/or expense reimbursement	0.04%B
Total annual operating expenses after fee waiver and/or expense reimbursement	0.48%
A Based on estimated amounts for the current fiscal year.

B Fidelity Diversifying Solutions LLC (FDS) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.48% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FDS reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through May 31, 2025. FDS may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$49
3 years	$162

Fidelity Dynamic Buffered Equity ETF

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.48%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.04%A
Total annual operating expenses	0.52%
Fee waiver and/or expense reimbursement	0.04%B
Total annual operating expenses after fee waiver and/or expense reimbursement	0.48%
A Based on estimated amounts for the current fiscal year.

B Fidelity Diversifying Solutions LLC (FDS) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.48% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FDS reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through May 31, 2025. FDS may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$49
3 years	$162

Fidelity Yield Enhanced Equity ETF

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.28%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.04%A
Total annual operating expenses	0.32%
Fee waiver and/or expense reimbursement	0.04%B
Total annual operating expenses after fee waiver and/or expense reimbursement	0.28%
A Based on estimated amounts for the current fiscal year.

B Fidelity Diversifying Solutions LLC (FDS) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.28% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FDS reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through May 31, 2025. FDS may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$29
3 years	$98

FOLLOW-UP COMMENTS RECEIVED ON 03/08/2024

FROM KIM MCMANUS

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Hedged Equity ETF, Fidelity Dynamic Buffered Equity ETF, and Fidelity Yield Enhanced Equity ETF

POST-EFFECTIVE AMENDMENT NO. 9 & 11

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

Since the completed fee tables include reimbursement arrangements, confirm the agreements will be filed as material contracts if written agreements exists and, if they do not, explain the agreements in correspondence.

R:

There are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

FOLLOW-UP COMMENTS RECEIVED ON 03/26/2024

FROM KIM MCMANUS

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Hedged Equity ETF, Fidelity Dynamic Buffered Equity ETF, and Fidelity Yield Enhanced Equity ETF

POST-EFFECTIVE AMENDMENT NO. 9 & 11

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff asserts that if an undertaking is provided in writing, it should be filed. Please confirm that there is no written agreement memorializing the undertaking or, if there is a written agreement, that it will be filed.

R:

While the Adviser has agreed to reimburse the fund to the extent operating expenses exceed certain levels, there is no written contract for this undertaking.  The arrangement is pursuant to an internal memorandum committing the Adviser to reimburse the funds that may not be terminated prior to the May 31, 2025 expiration date without approval of the Board of Trustees.